RECEIVED
MAR - 1 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
199

SECURITI [barcode] SION

06001953

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48723

AB 3/10

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1755 Wittington Place, Suite 320
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Alliance Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

CINDY WALLS
Notary Public, State of Texas
My Commission Expires
October 21, 2009

Signature

President

Title

Cindy Walls

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
National Alliance Securities Corporation

We have audited the accompanying statement of financial condition of National Alliance Securities Corporation as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
January 30, 2006

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 1,557,668
Receivable from clearing broker/dealer	1,732,480
Notes receivable	3,820,163
Marketable debt securities	20,676,649
Clearing deposit	267,081
Other assets	8,715
TOTAL ASSETS	$ 28,062,756

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 12,499
Accrued commissions payable	195,725
Securities sold, not yet purchased	16,114,760
Payable to clearing broker dealer	2,261,888
Dividends payable	513,966
Deferred revenue	22,607
Deferred taxes payable	52,265
Refundable deposit	100,000
Total Liabilities	19,273,710
Stockholders' Equity	
Series A 2% preferred stock, $10 par value, 2,000,000 shares authorized, 475,406 shares issued and outstanding	4,805,913
Class A common stock, $.01 par value, 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	10,000
Class B common stock, $.01 par value, 5,000,000 shares authorized, 666,667 shares issued and outstanding	6,667
Additional paid-in capital	6,314,412
Accumulated deficit	(2,347,946)
Total Stockholders' Equity	8,789,046
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 28,062,756

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2005

Revenue	
Trading profits	$ 10,256,604
Investment banking	461,250
Securities commissions	7,332
Interest	84,290
Total Revenue	10,809,476
Expenses	
Compensation and related costs	2,138,226
Clearing costs	308,256
Communications	296,243
Management fees paid to related party	6,878,472
Margin interest	221,708
Occupancy and equipment	120,526
Regulatory fees	32,297
Other expenses	58,917
Total Expenses	10,054,645
Net income before provision for income taxes	754,831
Provision for income taxes	
Current	-
Deferred	52,265
NET INCOME	$ 702,566

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2005

	Series A 2% Preferred Shares Issued	Class A Common Shares Issued	Class B Common Shares Issued	Common Shares Issued	Series A 2% Preferred Stock	Class A Common Stock	Class B Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2004	-	-	-	1,000,000	$ -	$ -	$ -	$ 10,000	$ 4,490,000	$ (1,873,080)	$ 2,626,920
Issue initial Series A 2% preferred shares	374,472	-	-	-	3,744,720	-	-	-	(3,744,720)	-	-
Issue Class A common shares in exchange for common shares	-	1,000,000	-	(1,000,000)	-	10,000	-	(10,000)	-	-	-
Issue additional Series A 2% preferred shares	130,934	-	-	-	1,309,340	-	-	-	-	-	1,309,340
Issue Class B common shares	-	-	666,667	-	-	-	6,667	-	-	-	6,667
Additional capital contributed	-	-	-	-	-	-	-	-	5,569,132	-	5,569,132
Series A 2% preferred shares redeemed	(30,000)	-	-	-	(300,000)	-	-	-	-	-	(300,000)
Net income	-	-	-	-	-	-	-	-	-	702,566	702,566
Dividends accumulated but not declared on Series A 2% preferred shares	-	-	-	-	51,853	-	-	-	-	(51,853)	-
Dividends declared on Class B common shares	-	-	-	-	-	-	-	-	-	(3,045,333)	(3,045,333)
Rescission of dividends declared but not paid on Class B common shares	-	-	-	-	-	-	-	-	-	1,919,754	1,919,754
Balances at December 31, 2005	475,406	1,000,000	666,667	-	$ 4,805,913	$ 10,000	$ 6,667	$ -	$ 6,314,412	$ (2,347,946)	$ 8,789,046

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities:	
Net income	$ 702,566
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred tax expense	52,265
Change in assets and liabilities	
Increase in receivable from clearing broker/dealer	(1,159,989)
Increase in notes receivable	(3,820,163)
Increase in marketable debt securities	(8,299,349)
Increase in accounts payable	9,789
Decrease in accrued commissions payable	(237,326)
Increase in securities sold, not yet purchased	12,238,170
Decrease in due to related party	(85,697)
Decrease in payable to clearing broker/dealer	(3,938,822)
Increase in deferred revenue	22,607
Increase in refundable deposit	100,000
Net cash used in operating activities	(4,415,949)
Cash Flows From Financing Activities:	
Issuance of Series A 2% preferred shares	1,309,344
Issuance of Class B common shares	3,038
Additional capital contributed	5,569,128
Series A 2% Preferred shares redeemed	(300,000)
Class B common dividends paid	(611,613)
Net cash provided by financing activities	5,969,897
Net change in cash and cash equivalents	1,553,948
Cash and cash equivalents at beginning of year	3,720
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,557,668

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 221,708
Income taxes	$ -

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2005

Non-Cash Financing Activities:

The Company initially issued 374,472 shares of Series A 2% Preferred Stock, $10 par value, to the original common shareholders, prior to any other class of shares being issued. The Company recorded a transfer of $3,744,720 from additional paid-in capital to Series A 2% Preferred Stock.

The Company issued 1,000,000 shares of Class A Common Stock, $.01 par value, in exchange for 1,000,000 shares of Common Stock, $.01 par value.

The Company issued 362,900 shares of Class B Common Stock, $.01 par value and recorded a receivable from the Class B common shareholder of $3,629.

Series A 2% preferred shares accumulate dividends at $0.20 per share per annum. Preferred dividends for 2005 of $51,853 have not been declared or paid, but are recorded at December 31, 2005 in accordance with SFAS 129 Disclosure of Information about Capital Structure.

The Company declared a dividend of $14.12 per share on the Class B Common Stock to shareholders of record as of June 15, 2005. The dividend totaled $2,433,720 and was payable on April 30, 2006. On January 30, 2006 the Company subsequently rescinded $1,919,754 of this dividend, leaving a balance of $513,966 of the dividend to be paid on April 30, 2006. This rescission is reflected in the accompanying financial statements as of December 31, 2005 in accordance with SAS No. 1 Subsequent Events.

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business/Merger:

National Alliance Securities Corporation (Company) was organized in June 2003, under the laws of the State of Nevada. Effective January 1, 2004, National Alliance Capital, LLC (NAC), a registered broker/dealer, merged with and into the Company with the Company being the surviving entity. The Company and NAC were under common control; therefore, the merger was accounted for similar to a pooling of interests. Prior to the merger, the Company had not been capitalized, nor had any operating activities. As a result of the merger, the Company became the registered broker-dealer and continued to operate similar to that of NAC.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii) and is a member of the National Association of Security Dealers, Inc. (NASD). These provisions provide that all the funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company's operations consist primarily in trading of marketable debt securities. The majority of the Company's customers are broker-dealers and institutions located throughout the United States.

Significant Accounting Policies:

<u>Basis of Accounting</u>

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2005, does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Debt Securities

Marketable debt securities are recorded on the trade date and are valued at fair value. The resulting difference between cost and fair value is included in trading profits in the accompanying statement of income.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are recorded on the trade date and are valued at fair value. The resulting difference between cost and fair value is included in trading profits in the accompanying statement of income.

Dividends to Shareholders

The Company records dividends to its shareholder on the declaration date.

Revenue Recognition

Security transactions and the related trading profits, securities commissions and expenses are recorded on the trade date.

Note 2 - Notes Receivable

The Company has an unsecured note receivable totaling $3,131,795 due from Prime Income Asset Management, Inc. (Prime), a related party, bearing interest at 8%. Principal and accrued interest on the note is due in December 2006.

Note 2 - **Notes Receivable (continued)**

The Company has a note receivable totaling $688,368, bearing interest at 12%. Principal and accrued interest on the note is due in December 2006. The note is secured by 25 acres of unimproved land in Corinth, Texas.

Note 3 - **Marketable Debt Securities**

Marketable debt securities, at fair value as of December 31, 2005, consist of federal and municipal bonds totaling $20,676,649.

Note 4 - **Securities Sold, Not Yet Purchased**

Securities sold, not yet purchased, at fair value as of December 31, 2005, consist of federal and municipal bonds totaling $16,114,760.

Note 5 - **Dividends to Shareholders**

Series A 2% preferred shares accumulate dividends at $0.20 per share per annum. Dividends for 2005 of $51,853 have not been declared or paid, but are recorded at December 31, 2005 in accordance with SFAS 129 *Disclosure of Information about Capital Structure.*

The Company declared a dividend of $3.55 per share on the Class B common shares to shareholders of record as of May 10, 2005. The dividend totaled $611,613 and was paid on May 15, 2005.

The Company declared a dividend of $14.12 per share on the Class B common shares to shareholders of record as of June 15, 2005. The dividend totaled $2,433,720 and was payable on April 30, 2006. On January 30, 2006 the Company subsequently rescinded $1,919,754 of this dividend, leaving a balance of $513,966 of the dividend to be paid on April 30, 2006. This rescission is reflected and recorded in the accompanying financial statements as of December 31, 2005 in accordance with SAS No. 1 *Subsequent Events.*

Note 6 - **Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $3,909,206 and $250,000, respectively. The Company's net capital ratio was 0.22 to 1.

Note 7 - Income Taxes

The Company's current year income was offset by prior year's net operating loss carryforward; therefore, there is no provision for current income taxes. The Company has a net operating loss carryforward remaining of $30,482 available to offset future taxable income, expiring in 2024. The Company has unrealized gains on securities of $184,202 at December 31, 2005. The unrealized gain on securities, net of the operating loss carryforward creates a deferred tax liability of $52,265.

Note 8 - Capital Stock

The total number of shares of all classes of stock the Company has the authority to issue is 15,000,000, of which 2,000,000 shares, par value $10, are designated Series A 2% Preferred Stock, 5,000,000 shares, par value $.01, are designated Class A Common Stock, 5,000,000 shares, par value $.01, are designated Class B Common Stock, and 3,000,000 shares, par value $10, are a class designated Preferred Stock.

The shares of Series A 2% Preferred Stock are non-voting, have a liquidation preference of ten dollars per share and are redeemable at the option of the Company at a price equal to the liquidation preference per share plus any accumulated and unpaid dividends. Dividends are cumulative and payable quarterly of each year, at the rate per share of $.05 per quarter ($.20 per annum). The preferred shares have dividend preference over all other classes of stock and may not be converted into any other securities of the Company.

The shares of Class A Common Stock constitute the primary ownership of the Company, or 60% of the common stock.

The shares of Class B Common Stock are equal to Class A Common Stock.

The Company is authorized to provide for the issuance in one or more series of any number of shares of Preferred Stock up to a maximum of 3,000,000 shares.

Note 9 - Transactions with Clearing Broker/Dealers

The agreement with the clearing broker/dealer provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $250,000 as a deposit in account with the clearing broker/dealer.

Note 10 - Deferred Compensation Plan

The Company has a deferred compensation plan for its trading employees. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and paid annually in the form of planned Series B membership units which will vest over two years. When the units are fully vested, they can be redeemed for face value at the option of the holder. At December 31, 2005, the Company has deferred compensation payable of $61,736 for the issuance of the planned Series B membership units. Deferred compensation payable is included in the accompanying statement of financial condition as accrued commissions payable.

Note 11 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions vest immediately and Company contributions vest ratably over six years. There were no Company contributions to the plan for 2005.

Note 12 - Related Party Transactions

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Company shares corporate office space with several entities related through common ownership and control. One of the related parties regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis.

The Company has an unsecured note receivable totaling $3,131,795 due from a related party (See Note 2).

The Company has a management agreement with an entity related through common control. The Company is to receive general management services, including oversight and management of operations, trading, accounting, payroll, and regulatory filings, as well as investment banking efforts. The agreement provides for an annual base fee of $2,000,000 plus an additional $500,000 for each $1,000,000 in annual revenue growth. In addition, the Company pays management fees for investment banking referrals. The Agreement can be cancelled with 30 days written notice by either party. Management fees totaling $6,878,472 were incurred and paid during the year ended.

Note 13 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2005.

Note 14 - Concentration of Credit Risk

The Company has cash, a receivable from clearing broker/dealer, a clearing deposit and marketable debt securities due from and held by its clearing broker/dealer totaling $24,219,371, or approximately 86% of total assets at December 31, 2005. The Company also has securities sold, not yet purchased and a payable to clearing broker/dealer totaling $18,376,648 or approximately 87% of total liabilities due to the same clearing broker/dealer.

Note 15 - Concentration of Revenue

A Class B common shareholder generated approximately 72% of the Company's revenue.

Note 16 - Subsequent Events

On January 30, 2006, the Company made a loan to a Class B common shareholder totaling $1,729,754, plus previously advanced funds of $190,000, upon execution by the shareholder of a Promissory Note totaling $1,919,754. The note is unsecured, non-interest bearing with principal due in full on May 15, 2006.

On January 30, 2006, the Company rescinded $1,919,754 of the dividends declared on June 15, 2005, payable to the Class B common shareholders on April 30, 2006. This rescission is reflected and recorded in the accompanying financial statements as of December 31, 2005 in accordance with SAS No.1 *Subsequent Events*.(See Note 5).

Schedule I

NATIONAL ALLIANCE SECURITIES CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2005

Total stockholders' equity qualified for net capital	$ 8,789,046
Deductions and/or charges	
Non-allowable assets:	
Notes receivable	3,820,163
Other assets	8,715
Total deductions and/or charges	3,828,878
Net capital before haircuts on securities positions	4,960,168
Haircuts on securities:	
Cash equivalents	17,640
Marketable debt securities	1,033,322
Total haircuts on securities	1,050,962
Net Capital	$ 3,909,206
Aggregate indebtedness	
Accounts payable	$ 12,499
Accrued commissions payable	195,725
Dividends payable	513,966
Deferred revenue	22,607
Refundable deposit	100,000
Total aggregate indebtedness	$ 844,797
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 3,659,206
Ratio of aggregate indebtedness to net capital	0.22 to 1

Schedule II

NATIONAL ALLIANCE SECURITIES CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2005

Net capital as reported by Registrant in Part IIA of Form X-17a-5	
as of December 31, 2005 (unaudited)	$ 2,041,716
Audit adjustments:	
Increase in deferred taxes payable	(52,265)
Rescission of dividends declared but not paid on Class B common shares	1,919,754
Rounding	1
Net capital as computed on Schedule I	$ 3,909,206

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
National Alliance Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of National Alliance Securities Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
January 30, 2006